UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form SD

SPECIALIZED DISCLOSURE REPORT
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NeoPhotonics Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-35061
(State or other jurisdiction of incorporation or organization)	(Commission File No.)

3081 Zanker Road
San Jose, CA 95134
(Address of principal executive offices) (Zip Code)

Barbara Rogan
408-321-2370
(Name and telephone number, including area code, of
person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2021 to December 31, 2021.
[ ] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1. Conflict Minerals Disclosure.

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This Form SD of NeoPhotonics Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2021 to December 31, 2021.

In accordance with Rule 13p-1, the Company has prepared a Conflict Minerals Report, a copy of which is attached hereto as Exhibit 1.01. The Conflict Minerals Report is also publicly available in the “Sustainability” section on the Company’s website at www.neophotonics.com.

Item 1.02. Exhibit.

The Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2. Resource Extraction Issuer Disclosure.

Item 2.01. Resource Extraction Issuer Disclosure and Report.

Not applicable.

Section 3. Exhibits.

Item 3.01. Exhibits.
The following exhibit is filed as a part of this report:

Exhibit No.	Description
1.01	Conflict Minerals Report of NeoPhotonics Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Date: May 25, 2022

NeoPhotonics Corporation

By:     /s/ Timothy S. Jenks
Name: Timothy S. Jenks
Title: President & CEO

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of NeoPhotonics Corporation.

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